------                                                                                                   --------------------------
FORM 4                                   U.S. SECURITIES AND EXCHANGE COMMISSION                                OMB APPROVAL
------                                           Washington, D.C. 20549                                  --------------------------
[ ] Check this box if no                                                                                 OMB Number:      3235-0287
    longer subject to                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                      Expires: December 31, 2001
    Section 16. Form 4                                                                                   Estimated average burden
    or Form 5 obligations             Filed pursuant to Section 16(a) of the Securities                  hours per response.....0.5
    may continue. See                     Exchange Act of 1934. Section 17(a) of the
    Instruction 1(b).                     Public Utility Holding Company Act of 1935
                                          or Section 30(f) of the Investment Company
                                                        Act of 1940

(Print or Type Responses)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person(s)|
|                                            |                                              |             to Issuer                |
|    Hollinger Inc.                          |    Hollinger International Inc. (HLR)        |        (Check all applicable)        |
|    (See Schedule I for additional          |                                              |  [ ] Director     [X] 10% Owner      |
|    reporting persons)                      |                                              |  [ ] Officer      [ ] Other (specify |
|--------------------------------------------|----------------------------------------------|      (give title             below)  |
| (Last)          (First)          (Middle)  | 3. IRS or Social        | 4. Statement for   |       below)                         |
|                                            |    Security Number of   |    Month/Year      |       -----------------------------  |
|                                            |    Reporting Person     |                    |                                      |
|  Hollinger International Inc.              |    (Voluntary)          |     March 2001     |                                      |
|  401 North Wabash Avenue, Suite 740        |                         |                    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check Applicable Line)            |
|                                            |                         |    (Month/Year)    |   [ ] Form filed by One              |
| Chicago           Illinois         60611   |                         |                    |       Reporting Person               |
|--------------------------------------------|                         |                    |   [X] Form filed by More than        |
| (City)           (State)           (Zip)   |                         |                    |       One Reporting Person           |
|                                            |                         |                    |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/Year)|   (Instr. 8) |   (Instr. 3, 4 and 5)     |    cially Owned at |   Form:     |   direct |
|                     |                   |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |                           |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  |  (A)  | Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            |  or   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |  (D)  |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (2)          |  X    |      |    38,870  |  D    | (4)  |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|Class A Common Stock |      (3)          |  X    |      |   701,692  |  D    | (5)  |       (6)          |   (7)       |   (7)    |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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                                  Page 1 of 9

FORM 4 (continued)    TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                        OR BENEFICIALLY OWNED
                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriva-   |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   tive      |
|                       |     Deriva-  |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Security  |
|                       |     tive     |   Year)  |          |   of (D)       |    Year)        |                    |  (Instr. 5) |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |             |
|                       |              |          |          |   4 and 5)     |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  | (A) |    (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| HI Series II          |      (4)     |    (2)   |  X  |    |     |   84,500 |  (8)   |        |  (9)   |    (10)   |     (12)    |
| Call Options          |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
| HI Common             |      (5)     |    (3)   |  X  |    |     |1,189,400 |  (8)   |        |  (9)   |    (11)   |     (13)    |
| Retractable Shares    |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
|-----------------------|--------------|----------|-----|----|-----|----------|--------|--------|--------|-----------|-------------|
|                       |              |          |     |    |     |          |        |        |        |           |             |
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|       (14)          |           (14)                |       (14)           |
|---------------------|-------------------------------|----------------------|
|       (15)          |           (15)                |       (15)           |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|                     |                               |                      |
------------------------------------------------------------------------------
EXPLANATION OF RESPONSES:
See Schedule I attached hereto.
                                                                                     HOLLINGER INC.
**  Intentional misstatements or omissions of facts constitute Federal          By: /s/ Charles G. Cowan            April 4, 2001
    Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------      -------------
                                                                              **Signature of Reporting Person            Date
                                                                                     Charles G. Cowan
                                                                                 Vice-President and Secretary
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

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contained in this form are not required to respond unless the form displays
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                                  Page 2 of 9

                                                                                        THE RAVELSTON CORPORATION
                                                                                                 LIMITED
**Intentional misstatements or omissions of facts constitute Federal                 By: /s/ Charles G. Cowan          April 4, 2001
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     -------------------------------   -------------
                                                                                     **Signature of Reporting Person        Date
                                                                                              Charles G. Cowan
                                                                                       Vice-President and Secretary
Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                                     Page 3

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contained in this form are not required to respond unless the form displays
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                                  Page 3 of 9

**Intentional misstatements or omissions of facts constitute Federal                      /s/ Conrad M. Black         April 4, 2001
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                   ---------------------------------- -------------
                                                                                     **Signature of Reporting Person      Date
                                                                                    The Hon. Conrad M. Black, P.C.,O.C.


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                                     Page 4

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                                  Page 4 of 9

**Intentional misstatements or omissions of facts constitute Federal                    /s/ Barbara Amiel Black      April 4, 2001
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  ---------------------------------- -------------
                                                                                   **Signature of Reporting Person       Date
                                                                                           Barbara Amiel Black

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                                     Page 5

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                                  Page 5 of 9

                                   SCHEDULE I
                           Explanatory Notes to Form 4


Name and Address of Reporting Person:
        Hollinger Inc. ("HI")
        c/o Hollinger International Inc.
        401 North Wabash Avenue, Suite 740
        Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
       Hollinger International Inc./HLR

Statement for Month/Year
March 2001

Additional Reporting Persons:

         The Ravelston Corporation Limited ("Ravelston")
         c/o Hollinger International Inc.
         401 North Wabash Avenue, Suite 740
         Chicago, Illinois 60611
         Relationship to Issuer: 10% Owner

         Conrad M. Black ("CMB")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner

         Barbara Amiel Black ("Amiel")
         c/o Hollinger International Inc.
         401 North Wabash Avenue
         Chicago, Illinois 60611
         Relationship to Issuer: Director, Officer and 10% Owner
                                 via spouse CMB

Explanations:

(1)      (i)      For HI:             10% Owner
         (ii)     For Ravelston:      10% Owner
         (iii)    For CMB:            Director, Officer (Chairman, President and
                                      Chief Executive Officer) and 10% Owner

         (iv)     For Amiel:          Director and Officer (Vice President)
                                      and 10% owner via spouse CMB.


(2) The disposition of shares of the Company's Class A Common Stock ("Class A Common Shares") occurred on various dates throughout the month of March (with respect to an aggregate of 38,870 Class A Common Shares during such period) in connection with the retraction of Series II Preference Shares ("Series II Shares") issued by HI, the Issuer's parent corporation.

(3) The disposition of the Class A Common Shares occurred on various dates throughout the month of March, 2001 (with respect to an aggregate of 701,692 Class A Common Shares) in connection with the retraction of Retractable Common Shares ("Retractable Common Shares") issued by HI, the Issuer's parent corporation.

(4)      The consideration given for the exchange of each Series II Share was
         0.46 of a Class A Common Share.

(5) The average consideration given for the exchange of each Retractable Common Share was approximately 0.59 of a Class A Common Share.

(6)      (i)      For HI:             20,153,201 Class A Common Shares held
                                      directly by HI, and indirectly via its
                                      wholly owned subsidiary 504468 N.B. Inc.

         (ii)     For Ravelston:      20,153,201 Class A Common Shares
                                      indirectly via its control over HI

         (iii)    For CMB:            20,153,201 Class A Common Shares via his
                                      control over Ravelston, which controls
                                      HI, 600 Class A Common Shares directly,
                                      9,600 Class A Common Shares indirectly
                                      via Conrad Black Capital Corporation, 50
                                      Class A Common Shares indirectly via
                                      son, and 500 Class A Common Shares
                                      indirectly via spouse. CMB disclaims
                                      beneficial ownership of his son's and
                                      spouse's securities and this report
                                      shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

         (iv)     For Amiel.          20,153,201 Class A Common Shares via
                                      spouse's control over Ravelston, 500
                                      Class A Common Shares directly, 9,600
                                      Class A Common Shares indirectly via
                                      spouse's control over Conrad Black
                                      capital corporation, 50 Class A Common
                                      Shares indirectly via spouse's son, and
                                      600 Class A Common Shares
                                      indirectly via spouse. Amiel disclaims
                                      beneficial ownership of her spouse's and her spouse's son's securities and this report shall not be deemed an admission that he is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(7)      (i)      For HI:             Directly.

         (ii)     For Ravelston:      Indirectly, via its control of HI.

         (iii)    For CMB:            Directly and indirectly, via his control
                                      of Ravelston, which controls HI.

         (iv)     For Amiel:          Directly and indirectly via her spouse,
                                      CMB, and his control of Ravelston, which controls HI.

(8)      Immediately.

(9)      Class A Common Stock of the Issuer.

(10)     38,870

(11)     701,692

(12) The Series II Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of [Cdn.] $10.00 per share.

(13) The Retractable Common Shares were originally issued in 1998 in exchange for Equity Units of Hollinger Inc. at a ratio of one Retractable Common Share per one Equity Unit.

(14)     (i)      For HI:             6,385,279 Series II Shares remain
                                      outstanding, resulting in a put
                                      equivalent position with respect to
                                      2,937,228 Class A Common Shares.

         (ii)     For Ravelston:      66,963 Series II Shares directly,
                                      resulting in a call equivalent position
                                      with respect to 30,679 Class A Common
                                      Shares. Via its control of HI, Ravelston indirectly beneficially owns HI's position in the Series II Shares.

         (iii)    For CMB:            1,611,039 Series II Shares directly,
                                      resulting in a call equivalent position
                                      with respect to 741,077 Class A Common
                                      Shares. Via his control of Ravelston
                                      (and its
                                      control of HI), CMB indirectly
                                      beneficially owns Ravelston's and HI's
                                      positions in the Series II Shares.

         (iv)     For Amiel:          Amiel disclaims beneficial ownership of
                                      CMB's securities and this report shall
                                      not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(15)     (i)      For HI:             35,151,687 Retractable Common Shares
                                      remain outstanding, resulting in a put
                                      equivalent position as of March 30, 2001 with respect to up to 21,458,699 Class A
                                      Common Shares.

         (ii)     For Ravelston:      24,961,567 Retractable Common Shares
                                      directly, resulting in a call equivalent position as of March 30, 2001 with respect to up to 15,238,038 Class A
                                      Common Shares. Via its control of HI,
                                      Ravelston indirectly beneficially owns
                                      HI's position in the Retractable Common
                                      Shares.

         (iii)    For CMB:            24,961,567 Retractable Common Shares
                                      directly, resulting in a call equivalent position as of March 30, 2001 with respect to up to 15,238,038 Class A
                                      Common Shares. Via his control of
                                      Ravelston (and its control of HI), CMB
                                      indirectly beneficially owns Ravelston's and HI's positions in the Retractable
                                      Common Shares.

         (iv)     For Amiel:          Amiel disclaims beneficial ownership of
                                      CMB's securities and this report shall
                                      not be deemed an admission that she is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.